                                UNIVERSAL MFG. CO.

                                  -------------
                                  ANNUAL REPORT
                                  -------------

                                       1998
                                       ----

                               -------------------
                                    1964-1998
                                 135 CONSECUTIVE
                               QUARTERLY DIVIDENDS
                               -------------------

PRESIDENT'S MESSAGE TO OUR STOCKHOLDERS

     The fiscal year ended July 31, 1998, was another excellent year for Universal Mfg. Co. For the sixth consecutive year, record sales were posted. Earnings, the third best in the history of the Company, were $.07 per share less than last year which was a record year.

     Total sales were $19,372,976, which was a 1.5% increase from the year before. This increase occurred despite a very soft period in the automotive aftermarket and despite a very mild winter. Increased sales of products which are part of Ford distribution programs accounted for the sales growth. Sales of these products approached 7 million dollars, and accounted for 35% of the Company's business, compared to 32% a year ago.

     Earnings per share of outstanding common stock for fiscal year ended July 31, 1998, was $1.34. This compares with $1.41 earned in 1997, and $1.39 in 1996.

     Cash dividends for fiscal 1998 were $.90 per share, compared to $1.00 in fiscal 1997, and to $.85 in 1996. The Company anticipates significant investments in inventory and warehouse facilities in the near future. The dividend was reduced the last two quarters to assist in the funding of these investments.

     In May, 1998, Ford Customer Service Division released their strategy for the sale and distribution of service parts in the future. According to their strategy, all product lines currently remanufactured and distributed as part of the Ford Authorized Remanufacturers Agreement will be deauthorized and replaced with parts called Ford Quality Renewal (FQR) parts, which are remanufactured by Ford or are contract remanufactured for Ford. These FQR parts will also replace any Ford new service parts and any Motorcraft service parts currently available, therefore the FQR part will be the only Ford authorized service part available.

     As a result of the Ford announced strategy and subsequent revised sales agreements with them, Universal Mfg. Co. will be distributing Motorcraft products in addition to FQR parts and Car Care Products. We will be suppliers with Motorcraft distributors for the Motorcraft, Car Care, and small parts FQR business. Large assemblies like FQR engines and transmissions will be distributed exclusively by a limited number of distributors, including Universal Mfg. Co.

     This is an opportunity to significantly increase sales volume. Since FQR parts will be the only service parts available, the potential volume for each product line will increase significantly. For example, the only small parts FQR line introduced in fiscal 1998 was rack and pinion steering gears. Unit volume increased by about 150% in the first full month FQR parts were available. FQR product line launches scheduled in fiscal 1999 are power steering pumps, integral steering gears, starter, alternators, and window lift motors.

     To meet the service requirements and to be competitive, we will add several same day delivery routes in and near our metropolitan service areas. In addition, to provide space for Motorcraft product inventory and anticipated increased FQR product inventory, we will be expanding our warehouse capacity either through building additions or relocation. Personnel additions will be required at all distribution locations.

     The Ford Authorized Remanufactured product lines currently being produced at the Algona manufacturing facility will eventually be replaced by FQR lines. Since we have the personnel, equipment, and facilities capable of producing high quality products, a strategic plan was developed to identify and procure alternative manufacturing opportunities for the plant. This plan identifies remanufacturing programs for original manufacturers (including FQR programs), independent remanufacturing programs, and non-automotive related assembly programs for other area manufacturers. The Company is currently aggressively pursuing this strategy, and is taking advantage of opportunities to supply remanufactured products to other Ford Authorized Remanufacturers during this period of transition.

     Late in fiscal 1998, the Company reluctantly accepted the resignation of Richard W. Agee as director. Mr. Agee had served as a director since 1970, and his counsel and experience definitely will be missed, particularly his extensive experience with the banking and financial business.

     We continue to be very optimistic about the Company's future. Our increasing involvement in Ford distribution programs should continue to increase sales volumes. Service to Ford and Lincoln-Mercury dealerships continues to be our most important business. However, we are seeking additional markets to maximize the use of our manufacturing capabilities.

     Management is grateful to employees, customers, suppliers, and shareholders who have contributed to the continued success of our Company. On a separate sheet you will find an invitation to our Annual Meeting which we encourage you to attend.

/s/ Donald D. Heupel
Donald D. Heupel
President

ADDITIONAL INFORMATION PROVIDED BY THE COMPANY

THE COMPANY'S BUSINESS

     The Company is engaged in the remanufacture and distribution of automotive engines and automotive parts. The amounts of net sales, net income, and total assets attributable to this business for each of the last five fiscal years are shown under the heading "Selected Financial Data".

     The following table shows the percentage of total sales over the last three fiscal years for engines and parts:

                                             1998           1997           1996
-------------------------------------------------------------------------------

Automobile and Truck Engines                  27%            28%            22%
Automobile and Truck Parts                    73%            72%            78%


     The principal markets for the Company's products are automotive dealers, automotive remanufacturers and distributors, and automotive parts distributors in the Midwest. The Company has no export sales business.

     The following table shows the percentage of total sales by type of product and by customer:

                                             1998           1997           1996
-------------------------------------------------------------------------------

Ford Authorized Remanufactured to Dealers     48%            51%            56%

Distribution Program to Dealers               35%            32%            31%

Parts to Other Ford Remanufacturers           16%            15%            11%

Miscellaneous Sales                            1%             2%             2%



SELECTED FINANCIAL DATA                                                   FOR FISCAL YEARS ENDED JULY 31

                                                       1998           1997             1996              1995           1994
--------------------------------------------------------------------------------------------------------------------------------

 Net Sales   . . . . . . . . . . . . . . . .       $19,372,976     $19,089,166      $17,678,542     $14,762,085      $13,118,372
 Income Before Income Taxes  . . . . . . . .         1,769,874       1,971,377        1,888,950       1,319,902          809,648
 Estimated Income Taxes  . . . . . . . . . .           680,221         818,450          754,491         501,086          329,016
 Income Before Accounting Changes  . . . . .         1,089,653       1,152,927        1,134,159         818,816          480,632
 Cumulative Effect of Accounting Changes . .         ---------       ---------       ----------       ---------          284,061
 Net Income  . . . . . . . . . . . . . . . .         1,089,653       1,152,927        1,134,159         818,816          764,693
 Net Income Per Share of
    Outstanding Common Stock . . . . . . . .              1.34            1.41             1.39            1.00              .94
 Cash Dividends
    Per Share Declared . . . . . . . . . . .               .90            1.00              .85             .80              .60
 Total Assets  . . . . . . . . . . . . . . .        $7,530,045      $6,443,524       $6,231,331      $5,453,419       $5,543,974


THE COMPANY'S STOCK

     The Company's stock is traded in the over-the-counter market and is listed on the NASDAQ Small-Cap Market under the trading symbol UFMG. As of September 9, 1998, there were 234 holders of record of the Company's common stock. The following table lists the dividend declarations on the Company's stock during the last two fiscal years:

                         AMOUNT                                 AMOUNT
DATE                    PER SHARE           DATE               PER SHARE
--------------------------------------------------------------------------

October 29, 1997          $.25          October 29, 1996          $.25
January 20, 1998           .25          January 21, 1997           .25
April 20, 1998             .20          April 30, 1997             .25
July 21, 1998              .20          July 15, 1997              .25
--------------------------------------------------------------------------
1998 TOTAL               $ .90          1997 TOTAL               $1.00

     The high and low bid and asked prices for the Company's common stock during the last two fiscal years are shown in the adjacent table:

                                HIGH                          LOW
----------------------------------------------------------------------------
CALENDAR QUARTERS        BID            ASKED          BID            ASKED
3rd Quarter 1996         13 1/2         14 3/4         10             11 3/4
4th Quarter 1996         13 1/2         15             12 1/4         10 1/2
1st Quarter 1997         12 1/2         13 7/8         12 3/8         12 3/4
2nd Quarter 1997         16 3/4         18             12 3/8         12 3/4
3rd Quarter 1997         16             17 1/2         16             17 1/2
4th Quarter 1997         17             17 1/2         15             16
1st Quarter 1998         15 3/8         16 1/4         13 3/4         15 1/2
2nd Quarter 1998         15 1/4         15 3/4         10             11


Information concerning stock prices has been obtained from The NASDAQ Stock Market, Inc. Information concerning stock prices for fiscal years 1997 and 1998 was obtained from Kirkpatrick, Pettis, Smith, Polian, Inc., which acts as a market maker in the Company's stock. The above quotations may reflect inter-dealer prices and may not reflect retail mark-up, mark-down or commission or necessarily represent actual transactions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     In fiscal 1998, the company experienced an increase in sales of 1.5% due to continued increases in sales of Ford Remanufactured distribution products. In fiscal 1997, the company experienced an increase in sales of 8% also due to continued increased sales to other Ford Authorized
Remanufacturers and increased sales of Ford Remanufactured distribution products.

     Sales to other Ford Authorized Remanufacturers increased to $3,057,983 in fiscal 1998 from $2,946,457 in fiscal 1997. Sales of Ford Remanufactured distribution products in fiscal 1998 were $6,770,540 compared to $6,022,370 in fiscal 1997.

     Unit sales increases in fiscal year 1998 were led by water pumps, with sales of 12,854 units. This represents an increase of 4,052 units over fiscal 1997 sales of 8,802 units.

     Remanufactured engine unit sales in fiscal year 1998 were 2,977, which represents a decrease of 187 units. Engine sales in fiscal 1997 were 3,164.

     Transmission unit sales increased by 326 in fiscal year 1998 to 4,109 units. Transmission sales in fiscal 1997 were 3,783 an increase of 118 over the previous year.

     Electric fuel pump unit sales decreased from 26,003 units in fiscal year 1997 to 24,274 in fiscal 1998, a decrease of 1,729.

     In March, 1998, prices were reviewed but net price changes were not significant. In February 1997, prices were reviewed and selectively increased about 2.5%. In September 1996, water pump prices were reduced as part of a nationwide price reduction program to increase market penetration. Prices were reviewed in February 1996 and were selectively increased by approximately 5%. In July 1996, brake shoe prices were reduced to adjust to market trends.

     In May, 1996, the Company and the United Auto Workers Union, which represents the production employees, reached a new three year agreement. This agreement provides for approximate wage increases of 2.6% each year of the agreement.

     Interest income for fiscal 1998 was $43,213; in fiscal 1997 it was $49,109; and in fiscal 1996 it was $31,153. Investment amounts were slightly lower during fiscal 1998 than during fiscal 1997, and available rates were approximately equal. Investment amounts during 1997 were higher than in 1996, and available investment rates again were approximately the same.

     The following table shows the comparison for the last five fiscal years of gross profit and selling, general and administrative expenses as a percentage of net sales. The reduced gross margin is the result of the sales mix changing to more Ford Remanufacturing distribution products.

                     GROSS PROFIT               SELLING, GENERAL AND
 FISCAL              AS PERCENTAGE          ADMINISTRATIVE EXPENSES AS
  YEAR               OF NET SALES             PERCENTAGE OF NET SALES
------------------------------------------------------------------------
  1994                   21.6                          14.6
  1995                   21.4                          12.8
  1996                   21.7                          11.4
  1997                   20.8                          10.8
  1998                   19.8                          11.0


     The following table shows the changes in selected expense categories, included within selling, general and administrative expenses, for the past three fiscal years:

                                           AMOUNT OF INCREASE (DECREASE)
                                               OVER PRIOR FISCAL YEAR
                                             FISCAL YEARS ENDED JULY 31
                                           1998           1997         1996
-------------------------------------------------------------------------------
 Salaries and Wages (Other than
   for Officers and Directors)            $41,535        ($10,631)      $2,700
 Cost of Group Insurance
   for Employees                            6,663          16,799       19,778
 Officers' and Directors'
   Compensation                           (22,606)         12,032       28,173
 Repairs and Maintenance
   for Vehicles                            20,723           8,341       (1,697)
 Depreciation on Vehicles                   7,316             (13)       9,453
 Gas and Oil                              (14,135)         (3,973)      (3,808)
 Warehouse Supplies & Expenses            (10,337)           (992)       2,656
 Payroll Taxes                                583            (910)       3,986
 Advertising and Price Lists              (24,028)        (23,693)      19,502
 Bad Debt Expenses                           (550)            550         (253)
 Professional Services                     30,238           5,342      (20,346)
 Payroll Insurance                         (6,338)         (5,624)     (13,426)
 Insurance-
   Vehicles, Building, Contents            (8,463)           (365)      (1,717)
 Telephone                                 (4,894)         (6,572)       7,133
 Utilities                                 (2,214)          2,138        2,773
 Freight                                    8,413          36,113       46,491


     The increase in compensation other than officers and directors is due to a key person who was an officer resigning, and being replaced by a key person who was not an officer. The decrease in directors and officers compensation is due to an officer's resignation. The increase in professional services is due the retention of a consultant to assist with strategic planning, and to legal fees associated with personnel issues. The decrease in advertising and price lists is due to a reduction in the Ford Authorized Remanufacturers national advertising budget, in which the Company participates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     Earnings per share of common stock decreased $.07 in fiscal 1998 due to a lower gross margin and increased selling, general, and administrative expenses. Earnings per share of common stock increased $.02 in fiscal 1997 due to increased sales volume. Earnings per share increased $.39 in fiscal 1996 due to increased sales volume and to a slight improvement in gross margin.

     The Company's ratio of current assets to current liabilities of 2.5 to 1 indicates that the Company is maintaining a reasonable level of liquidity. Our inventories in fiscal 1998 were slightly higher than in fiscal 1997. Our total cash and short-term investments at fiscal year-end for the past three years were:

                            TOTAL OF CASH AND
         FISCAL YEAR        SHORT TERM INVESTMENTS
--------------------------------------------------------------
          1998 . . . . . . . . $1,234,007
          1997 . . . . . . . . . $881,389
          1996 . . . . . . . . . $934,072

     It is anticipated that certain capital expenditures will be required to maintain or increase the current level of business and service. Expansion or replacement of our warehouse facilities in Des Moines, IA, Omaha, NE, and Peoria, IL, is likely. Continued growth in Ford distribution programs and the additions of Motorcraft parts to our product offering will require investment in additional inventories. Management believes that some debt may be required to make the transition to higher levels of inventory and to finance future capital needs.

     As indicated in the President's Message to Shareholders, the Ford program for remanufacturing is being restructured. The Company is uncertain concerning what products will be included in future remanufacturing activities, and is in the process of implementing its strategic plan for the future use of its remanufacturing plant.

     In connection with the complaint filed by the Environmental Protection Agency (EPA) described in Note 6 of the Notes to Consolidated Financial Statements, the Company accrued an expense of $149,725 in fiscal 1994 to account for cleanup costs or additional penalty as provided in the settlement agreement with the Environmental Protection Agency (EPA). Portions of this amount were expended in each of fiscal years 1994 and 1995.

     The Company had no bank borrowings during the fiscal year ended July 31, 1998.

YEAR 2000 DISCLOSURE

     Computer programs written over the past twenty-five years with a 2-digit standard, rather than 4-digits, have caused the year 2000 predicament we are in today. "Year fields" are assigned 2-digits instead of 4-digits in computer software programs throughout the world. The 2-digit year standard was employed to save expensive storage space and reduce keystrokes. The use of 2-digit years is widespread, including software programs, data files, electronic interchange systems and micro code embedded in purchased hardware and equipment. Like all businesses, the Company is faced with the challenges of modifying its software, hardware, firmware, and equipment to make it correctly store, sort, calculate, and process data before, during, and after January 1, 2000.

     In fiscal year 1998, through routine upgrades, the Company made the computer software programs and equipment utilized at the Company's facilities year 2000 compliant. These upgrades include, but are not limited to, the manufacturing, financial and accounting, invoicing, production, sales, and warehouse management systems. The Company has not incurred significant identifiable costs as a result of the upgrade of its internal system to year 2000 compliance.

     The Company is investigating the year 2000 status of the Company's non-information/technology systems ("Non-IT Systems") which includes phones, voice mail, heating/air conditioning, electricity, security systems, and lift trucks. The Company expects that its Non-IT Systems will be year 2000 compliant before the end of 1999.

     In addition to reviewing its internal systems, the Company is in the process of initiating formal communications with its major outside vendors, distributors, suppliers, customers, and freight carriers to determine whether they are year 2000 compliant and to attempt to identify any potential issues. The interdependent relationship between the Company and these third parties makes the Company vulnerable to third parties' failure to remediate their own year 2000 issues. If these third parties do not achieve year 2000 compliance before the end of 1999, the Company may experience a variety of problems which may have a material adverse effect on the Company.

     To the extent the Company's vendors are not year 2000 compliant, such vendors may fail to deliver ordered materials and products to the Company and may fail to bill the Company properly and promptly. Consequently, the Company may not have the correct inventory to send to its customers and may experience a shortage of inventory. Any disruption in manufacturing services provided by the Company as a result of year 2000 noncompliance could have a material adverse affect on the Company's business, financial condition, and results from operations.

     Management is committed to devoting the appropriate resources to ensure a timely year 2000 solution and will continue to test current and new versions of the Company's computer software and equipment, and will work with necessary third parties.

FORWARD LOOKING STATEMENT SAFE HARBOR

Statements that are not historical facts, including without limitation, statements about our confidence, strategies, expectations and beliefs, technologies and opportunities, industry and market segment growth, demand and acceptance of new and existing products, and return on investments in products and markets are forward looking statements that involve risks and uncertainties, including, without limitation, the affect of the general economic and market conditions, customer requirements for our products, the continuing strength of the automotive industry, competitive pricing, maintenance of our current momentum, weather conditions and other factors.

INDEPENDENT AUDITORS' REPORT


To the Stockholders and Board of Directors
Universal Mfg. Co.:

     We have audited the accompanying balance sheets of Universal Mfg. Co. as of July 31, 1998 and 1997 and the related statements of income and retained earnings and of cash flows for each of the three years in the period ended July 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Universal Mfg. Co. at July 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended July 31, 1998 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Des Moines, Iowa
August 31, 1998

UNIVERSAL MFG. CO.
-------------------------------------------------------------------------------
BALANCE SHEETS
-------------------------------------------------------------------------------

ASSETS                                                                      JULY 31,
                                                                  ----------------------------
CURRENT ASSETS:                                                      1998              1997
                                                                  ----------         ---------
Cash and cash equivalents                                         $1,234,007         $ 881,389
Accounts receivable                                                2,141,099         1,884,917
Inventories (Note 2)                                               2,611,961         2,412,712
Income taxes recoverable                                              23,545            23,180
Prepaid expenses                                                      19,798            70,929
                                                                  ----------         ---------
      Total current assets                                         6,030,410         5,273,127
                                                                  ----------         ---------
DEFERRED INCOME TAXES (NOTE 4)                                        24,188            44,208

LEASE RECEIVABLE (NOTE 3)                                                -              14,041

PROPERTY - AT COST:
Land                                                                 120,499           120,499
Buildings                                                          1,406,747         1,157,116
Machinery and equipment                                            1,013,923           938,466
Furniture and fixtures                                               264,924           208,086
Trucks and automobiles                                               870,579           743,530
                                                                  ----------         ---------
      Total property                                               3,676,672         3,167,697
Less accumulated depreciation                                     (2,201,225)       (2,055,549)
                                                                  ----------         ---------
      Property - net                                               1,475,447         1,112,148
                                                                  ----------         ---------
                                                                  $7,530,045        $6,443,524
                                                                  ----------         ---------
                                                                  ----------         ---------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                                  $2,199,744        $1,419,725
Dividends payable                                                    163,200           204,000
Payroll taxes                                                         27,828            24,944
Accrued compensation                                                  81,495            87,631
Accrued local taxes                                                   17,570            22,269
                                                                  ----------         ---------
      Total current liabilities                                    2,489,837         1,758,569
                                                                  ----------         ---------
STOCKHOLDERS' EQUITY:
Common stock, $1 par value - authorized 2,000,000 shares; issued
      and outstanding, 816,000 shares                                816,000           816,000
Additional paid-in capital                                            17,862            17,862
Retained earnings                                                  4,206,346         3,851,093
                                                                  ----------         ---------
      Total stockholders' equity                                   5,040,208         4,684,955
                                                                  ----------         ---------
                                                                  $7,530,045        $6,443,524
                                                                  ----------         ---------
                                                                  ----------         ---------

SEE NOTES TO FINANCIAL STATEMENTS.

UNIVERSAL MFG. CO.
-------------------------------------------------------------------------------
STATEMENTS OF INCOME AND RETAINED EARNINGS
-------------------------------------------------------------------------------
THREE YEARS ENDED JULY 31, 1998

                                                                                     1998              1997              1996
                                                                                 -----------       -----------       -----------
 NET SALES                                                                       $19,372,976       $19,089,166       $17,678,542

 COST OF GOODS SOLD                                                               15,532,466        15,111,618        13,836,818
                                                                                 -----------       -----------       -----------
 GROSS PROFIT                                                                      3,840,510         3,977,548         3,841,724

 SELLING, GENERAL AND
      ADMINISTRATIVE EXPENSES                                                      2,132,669         2,068,321         2,019,079
                                                                                 -----------       -----------       -----------
 INCOME FROM OPERATIONS                                                            1,707,841         1,909,227         1,822,645

 OTHER INCOME:
      Interest (net)                                                                  43,213            49,109            31,153
      Other                                                                           18,820            13,041            35,152
                                                                                 -----------       -----------       -----------
           Total other income                                                         62,033            62,150            66,305
                                                                                 -----------       -----------       -----------
 INCOME BEFORE INCOME TAXES                                                        1,769,874         1,971,377         1,888,950

 INCOME TAXES (Note 4)                                                               680,221           818,450           754,491
                                                                                 -----------       -----------       -----------
 NET INCOME                                                                        1,089,653         1,152,927         1,134,459

 RETAINED EARNINGS, BEGINNING OF YEAR                                              3,851,093         3,514,166         3,073,307

 LESS CASH DIVIDENDS
      ($.90, $1.00, and $.85 per share in 1998, 1997 and 1996, respectively)         734,400           816,000           693,600
                                                                                 -----------       -----------       -----------
 RETAINED EARNINGS, END OF YEAR                                                  $ 4,206,346       $ 3,851,093       $ 3,514,166
                                                                                 -----------       -----------       -----------
                                                                                 -----------       -----------       -----------
 EARNINGS PER COMMON SHARE:                                                      $      1.34       $      1.41       $      1.39
                                                                                 -----------       -----------       -----------
                                                                                 -----------       -----------       -----------

SEE NOTES TO FINANCIAL STATEMENTS.

UNIVERSAL MFG. CO.
-------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
THREE YEARS ENDED JULY 31, 1998

                                                                                      1998              1997             1996
                                                                                   ---------         ----------       ----------
 CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                                        $1,089,653        $1,152,927       $1,134,459
 Adjustments to reconcile net income to net cash from operating activities:
      Depreciation                                                                    196,186           190,749          184,406
      Deferred income taxes                                                            20,020            (1,879)            -
      Gain on sale of property                                                         (4,589)           (2,459)         (14,634)
 Effect of changes in operating assets and liabilities:
      Accounts receivable                                                            (256,182)         (229,925)        (235,815)
      Inventories                                                                    (199,249)           67,001           44,270
      Income taxes recoverable                                                           (365)          (23,180)         109,646
      Prepaid expenses                                                                 51,131           (20,647)         (12,306)
      Accounts payable                                                                780,019           (88,219)         242,231
      Payroll taxes                                                                     2,884            14,405            1,227
      Income taxes payable                                                               -              (56,790)          56,790
      Accrued compensation                                                             (6,136)           (2,415)           1,711
      Accrued local taxes                                                              (4,699)            8,285           (5,706)
                                                                                    ---------        ----------       ----------
           Net cash flows from operating activities                                 1,668,673         1,007,853        1,506,279
                                                                                    ---------        ----------       ----------
 CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sale of property                                                        19,050            88,400           81,063
 Purchases of property                                                               (559,905)         (332,936)        (278,534)
 Proceeds from maturities of investments                                                 -                 -              67,597
                                                                                    ---------        ----------       ----------
           Net cash flows from investing activities                                  (540,855)         (244,536)        (129,874)
                                                                                    ---------        ----------       ----------
 CASH FLOWS FROM FINANCING ACTIVITIES:
 Payment of dividends                                                                (775,200)         (816,000)        (652,800)
                                                                                    ---------        ----------       ----------
           Net cash flows from financing activities                                  (775,200)         (816,000)        (652,800)
                                                                                    ---------        ----------       ----------
 NET CHANGE IN CASH AND CASH EQUIVALENTS                                              352,618           (52,683)         723,605

 CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                       881,389           934,072          210,467
                                                                                    ---------        ----------       ----------
 CASH AND CASH EQUIVALENTS AT END OF YEAR                                         $ 1,234,007        $  881,389       $  934,072
                                                                                    ---------        ----------       ----------
                                                                                    ---------        ----------       ----------
 SUPPLEMENTAL DISCLOSURES OF
           CASH FLOW INFORMATION:
 Cash paid during the year for:
      Income taxes                                                                $   662,445        $  898,426       $  595,805
                                                                                    ---------        ----------       ----------
                                                                                    ---------        ----------       ----------

SEE NOTES TO FINANCIAL STATEMENTS.

UNIVERSAL MFG. CO.
-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
THREE YEARS ENDED JULY 31, 1998

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS - The Company is engaged in the business of remanufacturing and selling on a wholesale basis remanufactured engines and other remanufactured automotive parts for Ford, Lincoln and Mercury automobiles and trucks. The Company is a franchised remanufacturer for Ford Motor Company with a defined sales territory. The Company purchases the majority of its new raw materials from Ford Motor Company. Remanufactured engines for non-Ford vehicles are also marketed on a limited basis. The principal markets for the Company's products are automotive dealers and jobber supply houses. The Company has no separate segments, major customers, foreign operations or export sales.

     USE OF ESTIMATES - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     INVENTORIES - Inventories are stated at the lower of cost, determined on a last-in, first-out (LIFO) method or market.

     INVESTMENTS - From time-to-time the Company may make short-term investments which are considered as either trading securities or available for sale securities and, accordingly, are carried at fair value in the Company's financial statements.

     DEPRECIATION, MAINTENANCE, AND REPAIRS - Property is depreciated generally as follows:

     ASSETS                              DEPRECIATION METHOD                      LIVES
     ------                              -------------------                      ---------
     Buildings                    Straight-line and declining-balance          10 - 20 years
     Machinery and equipment              declining-balance                     7 - 10 years
     Furniture and fixtures               declining-balance                     5 - 7  years
     Trucks and automobiles               declining-balance                     3 - 5  years

     Maintenance and repairs are charged to operations as incurred. Renewals and betterments are capitalized and depreciated over their estimated useful service lives. The applicable property accounts are relieved of the cost and related accumulated depreciation upon disposition. Gains or losses are recognized at the time of disposal.

     REVENUE RECOGNITION - Sales and related cost of sales are recognized primarily upon shipment of products.

     WARRANTY - Warranty expense is based upon receipt of warranty claims and prior historical experience.

     CASH EQUIVALENTS - For purposes of the Statements of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

     FINANCIAL INSTRUMENTS - Cash and cash equivalents, accounts receivable and accounts payable are short-term in nature and the values at which they are recorded are considered to be reasonable estimates of their fair values.

     EARNINGS PER SHARE - Earnings per share have been computed on the weighted average number of shares outstanding during the years (816,000 shares).

     PENDING ACCOUNTING CHANGES - In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, effective for fiscal years beginning after June 15, 1999. The adoption of this statement is not expected to have a material impact on the operations of the Company.

2.   INVENTORIES

     The major classes of inventory are as follows:

                                 1998           1997
                              ----------     ----------
Product core                  $1,169,485     $1,048,754
Raw materials                    470,768        382,557
Finished engines                 336,941        278,756
Finished small parts             634,767        702,645
                              ----------     ----------
                              $2,611,961     $2,412,712
                              ----------     ----------
                              ----------     ----------

     If inventories were valued at the lower of cost (first-in, first-out method) or market, inventories would have been $5,655,407 and $5,342,795 at July 31, 1998 and 1997, respectively.

3.   LEASE RECEIVABLE

     On May 26, 1993, the Company, as lessor, entered into a lease agreement with another manufacturer to lease equipment at 8% interest, for a sixty-month period. This agreement was completed as of July 31, 1998.

4.   INCOME TAXES

     The provision for income taxes for the years ended July 31, 1998, 1997 and 1996 is as follows:

                                  1998           1997         1996
                                --------       --------     --------
     Current income taxes       $660,201       $820,329     $754,491
     Deferred income taxes        20,020         (1,879)        -
                                --------       --------     --------
     Income tax provision       $680,221       $818,450     $754,491
                                --------       --------     --------
                                --------       --------     --------

     Deferred tax assets are comprised of the following at July 31:

                                                 1998           1997
                                               --------       --------
     Depreciation                              $(30,480)      $(13,617)
     Uniform inventory capitalization            12,867         15,820
     Vacation pay accruals                       11,770         10,380
     EPA liability                               23,885         23,885
     Other                                        6,146          7,740
                                               --------       --------
     Deferred Income taxes                      $24,188       $ 44,208
                                               --------       --------
                                               --------       --------

     A reconciliation between statutory and effective tax rates is as follows:

                                           1998          1997          1996
                                       ----------     ----------     ----------
   Income before income taxes          $1,769,874     $1,971,377     $1,888,950
   Statutory rate                              34%            34%            34%
                                       ----------     ----------     ----------
   Income taxes at statutory rate         601,757        670,268        642,243
   Tax effect of:
        State taxes                       130,074        159,387         85,320
        Other - net                       (51,610)       (11,205)        26,928
                                       ----------     ----------     ----------
   Total income taxes                  $  680,221     $  818,450     $  754,491
                                       ----------     ----------     ----------
                                       ----------     ----------     ----------

5.   401(K) PLAN

     The Company has a 401(k) plan which covers all non-union employees which was adopted January 1, 1997. Under this plan, the Company matches 100% of employee contributions up to 3% of gross salary. The Company matching contributions vest immediately. Total expenses under the plan were $42,790, $20,667 and $0 for the years ended July 31, 1998, 1997 and 1996 respectively.

6.   EPA PROJECT COSTS

     In February, 1991, the Company was served with a complaint from the United States Environmental Protection Agency (EPA) which contained eight counts of alleged violations of the Resource Conservation and Recovery Act of 1976 and the Hazardous Solid Waste Amendments of 1984. The complaint alleged, among other things, that the Company failed to adequately test and properly transport certain residue of hazardous wastes which it was treating at its facility. The Company entered into a Consent Agreement and Consent Order with the EPA dated May 6, 1994, which provided for settlement of this complaint.

     This settlement called for payment of a civil penalty of $32,955, and for the completion of certain remedial projects, estimated to cost $149,725. Total costs paid as of July 31, 1998 are $90,113. The remaining amount of $59,612 is recorded as a liability in the accompanying financial statements.

     On June 10, 1998, the Company received notice from the EPA authorizing submission of a proposal for treatment on additional contamination found after the initial hazardous waste was removed. The EPA approved that costs related to studies for the removal of the additional contamination could be offset against the remaining liability, if approved. On August 6, 1998, the Company received a proposal to study the additional contamination with an estimated cost approximating the liability at July 31, 1998.

7.   CREDIT ARRANGEMENTS

     The Company has revolving lines of credit with two banks totaling $1,000,000. Advances under these revolving lines of credit bear interest ranging from 7.75% to prime rate (8.5% at July 31, 1998). The revolving lines of credit expire on May 22, 1999 and April 17, 1999, respectively. As of July 31, 1998, there were no outstanding borrowings under these revolving credit facilities.

--------------------------------------------------------------------------------
EXECUTIVE OFFICERS
--------------------------------------------------------------------------------

  DONALD D. HEUPEL                HAROLD J. PURSLEY         T. WARREN THOMPSON
     President                Vice President & Treasurer         Secretary


--------------------------------------------------------------------------------
DIRECTORS
--------------------------------------------------------------------------------

 RICHARD R. AGEE, Owner and General Manager             HELEN ANN MCHUGH, Account Manager

      Agee's Automotive Repair & Parking                     Caltar, Inc.

      Lincoln, Nebraska                                      Sante Fe Springs, California

 DONALD D. HEUPEL, President of the Company             HARRY W. MEGINNIS, Retired

      Algona, Iowa                                           Palm City, Florida

 RICHARD E. MCFAYDEN, Partner                           THOMAS W. RASMUSSEN, Professional Consultant

      Perrigrine Partners, a Real Estate &                   Jeff Sacks Automotive Management Group,
        Investment Partnership                               LaJolla, California

      Professor of Business and Associate Director      T. WARREN THOMPSON, Commercial Real Estate Broker
        of Student Services, Buena Vista University
                                                             Wahoo, Nebraska
      Omaha, Nebraska


                                       [LOGO]



                                 UNIVERSAL MFG. CO.
                                405 DIAGONAL STREET
                              ALGONA, IOWA 50511-0190
                                    515-295-3557